SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Closing of the Divestment of Santa Cruz Thermal Power Plant – Sale of Thermal Assets

Rio de Janeiro, October 9, 2025, Centrais Elétricas Brasileiras S/A – Eletrobras informs that, in addition to the material facts disclosed on June 10, 2024, and May 14, 2025, and following the fulfillment of the agreed precedent conditions, the company has concluded, on this date, the divestment of its last thermal asset, Santa Cruz Thermal Power Plant (UTE Santa Cruz), to J&F S.A., the successor of Âmbar Energia under the agreement.

Eletrobras received the amount of R$ 703.5 million, which, added to the proceeds from the sale of Eletronorte’s thermal power plants, totaled R$ 3.6 billion, in addition to the cash generated by the plants between the signing of the agreement and their respective closings. The company also retains the right to receive the earn-out agreed between the parties, with a total base value of R$ 1.2 billion.

This transaction marks the completion of the divestment process of Eletrobras’ thermal power assets, and as of this date, the company’s generation portfolio is composed exclusively of 100% renewable energy sources, in line with its Net Zero 2030 commitment.

Assets with completed disposal	Company	Location	Capacity (MW)	PPAs deadline (Power Purchase Agreement)	Closing date
TPP Mauá III	Eletronorte	AM	591	nov/30	05/14/25
TPP Rio Negro (greenfield)	Eletronorte	AM	188	n.a.	05/14/25
TPP Aparecida	Eletronorte	AM	166	nov/30	05/14/25
TPP Anamã	Eletronorte	AM	2	nov/30	05/14/25
TPP Anori	Eletronorte	AM	5	nov/30	05/14/25
TPP Codajás	Eletronorte	AM	5	nov/30	05/14/25
TPP Caapiranga	Eletronorte	AM	2	nov/30	05/14/25
Right of Reversion “PIEs Complex” (TPP Cristiano Rocha; TPP Manauara; TPP Jaraqui; TPP Tambaqui; TPP Ponta Negra)	Eletronorte	AM	600	nov/30 (Reversão em mai/25)	05/14/25
TPP Santa Cruz	Eletrobras	RJ	500	dez/26	10/09/25
Total			2,059

Eletrobras reaffirms its commitment to shareholders and the market to optimize its portfolio and capital allocation, with a focus on value creation and the simplification of its corporate structure, as outlined in its Strategic Plan.

Eduardo Haiama

Vice President of Finance and Investor Relations

Este documento pode conter estimativas e projeções que não são declarações de fatos ocorridos no passado, mas refletem crenças e expectativas de nossa administração e podem constituir estimativas e projeções sobre eventos futuros de acordo com Seção 27A do Securities Act de 1933, conforme alterado, e Seção 21E do Securities and Exchange Act de 1934, conforme alterado. As palavras “acredita”, “poderá”, “pode”, “estima”, “continua”, “antecipa”, “pretende”, “espera” e similares têm por objetivo identificar estimativas que necessariamente envolvem riscos e incertezas, conhecidos ou não. Riscos e incertezas conhecidos incluem, mas não se limitam a: condições econômicas, regulatórias, políticas e comerciais gerais no Brasil e no exterior, variações nas taxas de juros, inflação e valor do Real, mudanças nos volumes e padrão de uso de energia elétrica pelo consumidor, condições competitivas, nosso nível de endividamento, a possibilidade de recebermos pagamentos relacionados a nossos recebíveis, mudanças nos níveis de chuvas e de água nos reservatórios usados para operar nossas hidrelétricas, nossos planos de financiamento e investimento de capital, regulamentações governamentais existentes e futuras, e outros riscos descritos em nosso relatório anual e outros documentos registrados perante CVM e SEC. Estimativas e projeções referem-se apenas à data em que foram expressas e não assumimos nenhuma obrigação de atualizar quaisquer dessas estimativas ou projeções em razão da ocorrência de nova informação ou eventos futuros. Os resultados futuros das operações e iniciativas das Companhias podem diferir das expectativas atuais e o investidor não deve se basear exclusivamente nas informações aqui contidas. Este material contém cálculos que podem não refletir resultados precisos devido a arredondamentos realizados.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 9, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.